September 18, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William Thompson, Branch Chief

RE:	Insight Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed July 26, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 9, 2007
File No. 0-25092
Dear Mr. Thompson:
Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in its letter dated August 23, 2007, concerning our Form 10-K for Fiscal Year Ended December 31, 2006 filed on July 26, 2007 and our Form 10-Q for Fiscal Quarter Ended June 30, 2007 filed on August 9, 2007. For the staff’s convenience, the responses set forth below have been put in the same order as the comments were presented, and we have repeated each comment prior to the response. We have also provided herewith copies of the corresponding pages of our Form 10-K/A for Fiscal Year Ended December 31, 2006. These pages have been marked to show the changes we are making as referenced in this response letter. Upon clearing the staff's comments, we will proceed to file our Form 10-K/A.
Form 10-K for Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Critical Accounting Estimates, page 45
1.	As you disclose that you use third-party valuations in determining the fair value of reporting units as well as identifiable assets and liabilities, please name and file the written consent of the third-party to whom you refer. Alternatively, please remove the reference to the third-party valuations. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

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RESPONSE:
We have removed the reference to third-party valuations from our disclosure of Critical Accounting Estimates related to Valuation of Long-Lived Assets Including Purchased Intangible Assets and Goodwill on page 47 of our 2006 Annual Report on Form 10-K/A.
Results of Operations, page 48
2.	When you describe two or more reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each individual reason on the overall change. For example, in your discussions of operating results for the periods presented please quantify the impact of price reductions and volume on net sales and the impact of (i) increases in sales from agency fees, (ii) reductions in the reserve for vendor receivables, (iii) increases in revenues from services, (iv) increases or decreases in product and freight margins, (v) changes in supplier reimbursements and (vi) write-downs of inventories on gross profit. Please also provide an analysis of the underlying reasons for each significant change you identify. See Item 303(A) of Regulation S-K and Financial Reporting Codification Section 501.04.
RESPONSE:
In our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we attempt to quantify the business reasons that contribute to fluctuations in our financial statement line items, although in periods subsequent to an acquisition this becomes more difficult. For example, although we knew the acquisition of Software Spectrum contributed to an increase in net sales, the increase in sales of licenses under sales agency licensing programs as well as software maintenance contracts makes period-to-period comparability of net sales and costs of good sold more difficult. Additionally, cross-selling initiatives between Software Spectrum and Insight account executives as well as other cost saving integration initiatives make quantification of specific fluctuations difficult. Our MD&A does present a tabular presentation of percentages of product net sales by product category and a discussion of general trends in average selling prices and the changes in our product mix. Consistent with other companies within our industry, for certain line items, such as costs of goods sold and gross profit, we do not quantify the reasons for the fluctuations due to competitive reasons, but we do disclose the reasons in the order of magnitude. We will expand our MD&A presentation in applicable future filings to include business reasons for fluctuations and to quantify the incremental effect of each business reason, where reliable information is available and we do not believe disclosing the information would be to our competitive disadvantage.

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3.	Salaries and wages, employee-related expenses and contract labor expenses excluding stock-based compensation as a percentage of net sales disclosed on pages 50 and 51 represent non-GAAP financial measures. Also, days sales outstanding in ending accounts receivable, inventory turns and days purchases outstanding in ending accounts payable calculated assuming gross revenue recognition for software maintenance contracts disclosed on page 56 represent non-GAAP financial measures. As such, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, with respect to the non-GAAP financial measures excluding stock-based compensation, please disclose:
o	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

o	The economic substance behind management’s decision to use such a measure;

o	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

o	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

o	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov and SAB Topic 14:G.
RESPONSE:
We agree that the percentages disclosed on pages 50 and 51 represent non-GAAP financial measures and have deleted the references to salaries and wages, employee-related expenses and contract labor expenses excluding stock-based compensation as a percentage of net sales from our discussion of Results of Operations, specifically Selling and Administrative Expenses, on pages 50 and 51 of our 2006 Annual Report on Form 10-K/A. The disclosure of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure was unintentional. We were attempting to explain the material change in the expense category, which we believe is adequately explained by disclosing the comparable dollar amount of such stock-based compensation expense in each year in the sentence preceding the sentence we have deleted on each of pages 50 and 51.
Also, we agree that days sales outstanding in ending accounts receivable, inventory turns and days purchases outstanding in ending accounts payable calculated

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assuming gross revenue recognition for software maintenance contracts disclosed on page 56 also represent non-GAAP financial measures. We have modified the disclosure in our 2006 Annual Report on Form 10-K/A to only disclose amounts calculable from the face of the financial statements and have disclosed the manner in which such amounts are calculated. As noted in comment 4 below, rather than presenting non-GAAP financial measures, in future filings we will utilize the discussion of our consolidated cash flow operating metrics to address any material changes and describe the impact of specified events on the interrelationships between accounts receivable and net sales, inventories and cost of sales and accounts payable and purchases.
Liquidity and Capital Resources, page 55
Cash and Cash Flows, page 55
4.	Reference is made to your discussion of consolidated cash flow operating metrics on page 56. It appears that the acquisition of Software Spectrum had an impact on the interrelationship between accounts receivable and net sales, inventories and cost of sales and accounts payable and purchases. Please also describe the impact of the acquisition on these interrelationships or advise as appropriate. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.
RESPONSE:
We have expanded our disclosure on page 56 of our 2006 Annual Report on Form 10-K/A, which had attributed the increase in DSOs and in DPOs from the year ended December 31, 2006 primarily to including Software Spectrum sales in our consolidated 2006 annual net sales amounts only from the acquisition date of September 7, 2006 through December 31, 2006 and the increase in inventory turns primarily to the fact that Software Spectrum operations require very little inventory. In future filings we will ensure the discussion of our consolidated cash flow operating metrics addresses any material changes and describes the impact of specified events on the interrelationships between accounts receivable and net sales, inventories and cost of sales and accounts payable and purchases.
Item 8. Financial Statements and Supplementary Data, Page 59
Consolidated Statements of Cash Flows, page 66
5.	Reference is made to your separate display of cash flows from discontinued operations. It appears that certain cash flows from operating activities of discontinued operations are excluded as net earnings include discontinued operations. If so, explain to us your basis in GAAP for excluding the referenced cash flows from the separate presentation. If not, please advise in detail. Please also tell us the cash flows included in each line item of the separate

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presentation and why the presentation complies with the disclosure requirements of SFAS 95. In addition, please discuss your presentation in subsequently filed quarterly reports on Form 10-Q. In that regard, we note that you reported earnings but no cash flows from discontinued operations in fiscal 2007.
RESPONSE:
Although not required by SFAS 95, as indicated in footnote 10 of SFAS 95, separate disclosure of cash flows pertaining to discontinued operations is permitted. Consistent with the SEC staff’s views concerning classification of discontinued operations within the statement of cash flows as discussed in Joel Levine’s December 2005 speech at the AICPA Annual Conference on SEC and PCAOB Current Developments, we elected the acceptable alternative for the disclosure of cash flows from continuing operations of identifying cash flows from discontinued operations for each major category (i.e., operating, investing and financing) and presenting them separately from cash flows from continuing operations.
Paragraph 6 of SFAS 95 states that a reconciliation of “net income” to net cash flow from operating activities should be provided. As such, we presented the components of our “net earnings” at the top of our Consolidated Statements of Cash Flows on page 66 of our Form 10-K. Although “net earnings from discontinued operations” is separately displayed in the cash flows from operating activities section of the Consolidated Statement of Cash Flows, the adjustments to reconcile “net earnings” to “net cash provided by operating activities” have each been computed so that “net earnings,” as adjusted down to “net cash provided by operating activities” only reflects net cash provided by our continuing operating activities. For example, the “gain on the sale of the discontinued operation” of $14,872,000 that is included in the $11,110,000 of “net earnings from discontinued operations” as displayed at the top of the 2006 Consolidated Statement of Cash Flows is reflected as an adjustment to reduce “net earnings” to “net cash provided by operating activities.”
In addition, with respect to our presentation in subsequently filed reports on Form 10-Q, we separately presented the net earnings from our discontinued operation, PC Wholesale, a division of our North America operating segment, that was sold on March 1, 2007. Total net earnings from PC Wholesale, excluding the gain on sale, were $111,000 for the six months ended June 30, 2007. All of PC Wholesale’s discontinued cash flows represented operating cash flows, and PC Wholesale did not have any separate investing or financing activities that were discontinued. Other than the separate presentation of net earnings from discontinued operations at the top of our Consolidated Statements of Cash Flows in our reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, we elected to not separately present the cash flows from discontinued operations for each major category for PC Wholesale upon its sale in Q1 2007 because the effect is immaterial.

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Notes to Consolidated Financial Statements, page 68
Note (1) Operations and Summary of Significant Accounting Policies, page 68
Sales Recognition, page 70
6.	Please tell us if you provide postcontract customer support or specified or unspecified upgrades/enhancements and whether sales arrangements to deliver software require significant production, modification or customization. If so, please tell us and disclose your accounting policies for the arrangements. In addition, please tell us and disclose how you account for revenue from multiple element arrangements when vendor-specific objective evidence does not exist for the allocation of revenues to the various elements of the arrangements.
RESPONSE:
As a reseller or direct marketer of software products, we offer our clients a comprehensive selection of brand-name software titles from a broad range of publishers. Our software clients can acquire software applications either through licensing agreements or by purchasing boxed products. We do not provide postcontract customer support or specified or unspecified upgrades/enhancements, and our sales arrangements to deliver software do not require significant production, modification or customization.
Although we do not provide postcontract customer support or specified or unspecified upgrades/enhancements, Insight does resell software maintenance agreements that provide the client with the right to obtain any upgrades of the software from the software publisher at no additional charge during the term of the software maintenance agreement (typically 1-3 years). Software maintenance agreements provide no initial product to the customer and when upgrades are introduced, the customer contacts the software publisher directly to receive the upgrade. Similar to a third-party product warranty, Insight resells the software maintenance agreement, but has no obligation to provide any products or services to the customer directly. Software maintenance agreements are sometimes referred to as “software assurance” due to the fact that this is the name for Microsoft’s software maintenance contracts. These sales do not meet the criteria for gross sales recognition as defined in SAB 104 and EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”), and thus are recorded on a net basis. As we enter into contracts with third-party service providers or vendors, we evaluate whether the subsequent sales of such services should be recorded as gross sales or net sales in accordance with the sales recognition criteria outlined in SAB 104 and EITF 99-19. We determine whether we act as a principal in the transaction and assume the risks and rewards of ownership or if we are simply acting as an agent or broker. Under gross sales recognition, the entire selling price is recorded in sales and our cost to the third-party service provider or vendor is recorded in costs of goods sold. Under net sales recognition, the cost to the third-party service

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provider or vendor is recorded as a reduction to sales resulting in net sales equal to the gross profit on the transaction, and there are no costs of goods sold.
From time to time, in the sale of hardware, software and services, we may enter into contracts that contain multiple elements or non-standard terms and conditions. Sales of services currently represent a small percentage of our net sales, and a significant amount of services that are performed in conjunction with hardware and software sales are completed in our facilities prior to shipment of the product. In these circumstances, net sales for the hardware, software and services are recognized upon shipment. Net sales of services that are performed at client locations are often service-only contracts and are recorded as sales when the services are performed. If the service is performed at a client location in conjunction with a hardware, software or other services sale, we recognize net sales in accordance with SAB 104 and Emerging Issues Task Force (“EITF”) 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” Accordingly, we recognize sales for delivered items only when all of the following criteria are satisfied:
•	the delivered item(s) has value to the client on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item(s); and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
We currently do not have instances in which we account for revenue from multiple element arrangements when vendor-specific objective evidence does not exist. We often perform service-only contracts for our clients which we are able to utilize to establish vendor-specific objective evidence of the fair value of our service offerings for use in the allocation of revenues to the various elements of the arrangements.
Note (9) Restructuring and Acquisition Integration Activities, page 94
7.	Please disclose the amount of employee termination benefits and facility based costs included in the liability recognized in connection with the acquisition of Software Spectrum. Please also tell us why the recorded liability differs from the amount of acquisition related costs in the table detailing changes in the liabilities during the year.
RESPONSE:
We have added disclosure to Note 9 in our 2006 Annual Report on Form 10-K/A to indicate the amount of employee termination benefits and facility based costs incurred in the liability recognized with the acquisition of Software Spectrum on September 7, 2006 of $11,414,000.

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The recorded liability differs from the amount of acquisition related costs in the table detailing changes in the liabilities during the year because the amounts in the table as originally disclosed inadvertently only detailed changes in the liabilities during the quarter ended December 31, 2006. The table has been amended in our 2006 Annual Report on Form 10-K/A to properly reflect the activity from acquisition date through December 31, 2006, as stated in the description of the contents of the table.
8.	Regarding the Insight UK restructuring reserve, please tell us your consideration of estimated sublease rentals. In addition, please tell us the nature of the duplicate rent expense and why it is appropriately included in the reserve. Refer to paragraphs 14-17 of SFAS 146.
RESPONSE:
In establishing the Insight UK restructuring reserve for remaining lease obligations on a facility that was vacated in late 2005, we considered estimated sublease rentals by consulting local real estate professionals and determined that there was no market to sublease the facility due to its suboptimal location.
The duplicate rent expense of $1,011,000 for the last half of 2005 referenced in the disclosure represents the amount of the rental expense for 2005 that was duplicative and we disclosed within the separate operating expense line item on the face of the 2005 Consolidated Statement of Earnings entitled “severance and restructuring expenses.” Consistent with the guidance in SFAS 146, the liability for this period expense was not recognized before it was incurred.
Note (11) Income Taxes, page 95
9.	Please reconcile the tax benefits related to the exercise of employee stock options and other employee stock programs applied to stockholders’ equity disclosed on page 98 to the amounts disclosed in your consolidated statements of stockholders’ equity.
RESPONSE:
We inadvertently did not update the tax benefit amounts related to the exercise of employee stock options and other employee stock programs applied to stockholders’ equity disclosed in Note 11 for the effects of stock-based compensation adjustments discussed in Note 2 related to the restatement of our consolidated financial statements. The disclosure on page 98 has been amended, as appropriate, in our 2006 Annual Report on Form 10-K/A.

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Note (16) Segment and Geographic Information, page 101
10.	Please disclose revenues from external customers for each product and service or each group of similar products and services, including computer products, software products, services and agency fees. Refer to paragraph 37 of SFAS 131.
RESPONSE:
Our Chief Operating Decision Maker does not evaluate the business based on net sales by differing product categories. As discussed in our response to comment 2 above, our MD&A does present a tabular presentation of percentages of product net sales by product category, which we present for consistency with other companies in our industry; however, our strategy is focused on transforming from an IT products provider to an IT solutions provider such that the relative sales of hardware, software or services is not an area of focus. Sales of services in 2006 represented a small percentage of our net sales (approximately 2%), which does not meet the criteria for separate disclosure under Rule 5-03(b)(1) of Regulation S-X. While the Software Spectrum acquisition on September 7, 2006 increased the portion of our consolidated net sales from software, we are in the process of integrating our financial reporting systems and revising our internal reporting of financial information to establish a consistent and comparable level of detail as to the composition of net sales for each operating segment to assist the Chief Operating Decision Maker in monitoring operating results. As disclosed in Note 16, our offerings in North America and the United Kingdom currently include brand-name IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC currently only include software and select software-related services. Disclosure has been added to Note 16 of our 2006 Annual Report on Form 10-K/A as required by paragraph 37 of SFAS 131 to disclose that we have not provided net sales amounts by product or service type for the years ended December 31, 2006, 2005 and 2004, as it is impracticable for us to do so. Upon establishment of a consistent and comparable level of detail of internally reporting net sales, we will expand our disclosure in future filings as required by paragraph 37 of SFAS 131.
Note (18) Acquisition, page 104
11.	Please provide to us a summary of the historical carrying amounts and estimated value assigned to current assets acquired and liabilities assumed in the acquisition. If current assets include inventories, tell us why historical cost represents fair value determined in accordance with paragraph 37.c. of SFAS 141. Please also explain to us in detail how you applied the guidance in EITF 01-3. In doing so, describe how you determined the fair value of your performance obligation and why your accounting treatment complies with EITF 01-3.

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RESPONSE:
As requested, the historical carrying amounts and estimated value assigned to current assets acquired and liabilities assumed in the acquisition of Software Spectrum Inc. (“SSI”) are summarized below. The carrying value amounts were derived from the unaudited unadjusted balance sheet as of September 7, 2006 as agreed to between the seller and Insight in the determination of the final working capital adjustment to the purchase price on November 28, 2006. The estimated fair value amounts were determined by Insight in purchase accounting, whereby the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, as disclosed in the table in Note 18.
The historical carrying amounts and estimated value assigned to current assets acquired in the acquisition of SSI follows (in millions):

		Estimated
	Carrying	Fair
	Value	Value
Cash and cash equivalents	$30.3	$30.3
Accounts receivable, net	243.3	235.1
Inventories	0.7	0.7
Other current assets	34.1	18.8

Total current assets acquired	$308.4	$284.9

Inventories purchased in the acquisition were primarily packaged software. Carrying value was assumed to approximate estimated selling price less costs of disposal and a reasonable profit allowance for the selling effort. Amounts were considered immaterial.

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The historical carrying amounts and estimated value assigned to liabilities assumed in the acquisition of SSI follows (in millions):

		Estimated
	Carrying	Fair
	Value	Value
Accounts payable	$185.5	$182.9
Accrued expenses and other current liabilities	56.7	41.2
Deferred revenue	17.0	1.0

Total current liabilities assumed	$259.2	$225.1

Long-term deferred revenue	$10.2	$0.2
Deferred income taxes	—	12.7
Other long-term liabilities	8.2	16.6

Total long-term liabilities assumed	$18.4	$29.5

In accordance with EITF 01-3, the acquiring enterprise should recognize a liability for the deferred revenue only if the deferred revenue represents a legal performance obligation assumed by the acquiring enterprise. The amount assigned to that liability should be based on its fair value at the date of acquisition.
SSI had deferred revenue on advanced billings of license and maintenance products. Insight has no legal performance obligation related to the deferred revenue recorded as of the acquisition date as the software publisher (not the Company) delivers the license and provides ongoing maintenance and upgrades. Therefore, in accordance with the provisions of EITF 01-3, we determined that deferred license and maintenance revenue should not be recognized as a liability on the acquisition date. Similarly, direct costs associated with the deferred revenue for these advance billings should not be recorded as an asset in purchase accounting.
SSI had also provided license management services to some of its customers. Customers were usually billed upfront for quarterly or annual services. The service revenue was recognized over the period of the service contract or when services had been delivered. Insight does have a legal performance obligation under these service contracts. Therefore, in accordance with EITF 01-3, we determined that the fair value of deferred license management services revenue should be recorded on the acquisition date. Carrying value was assumed to approximate fair value of the liability assumed. In addition, using historical profit margins, a cost estimate of the related deferred revenue as of the acquisition date was recorded at acquisition.
12.	Please disclose the primary reasons for the acquisition including the factors that contributed to the recognition of goodwill as required by paragraph 51.b. of SFAS 141. Please also disclose the amount assigned to each major intangible asset class

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as required by paragraph 52.a.(1) of SFAS 141. In addition, disclose the gross carrying amount and accumulated amortization, in total by major intangible asset class for each period presented as required by paragraph 45.a.(1) of SFAS 142.
RESPONSE:
Note 18 of our 2006 Annual Report on Form 10-K/A has been expanded to include disclosure of the primary reasons for the acquisition of SSI and the factors that contributed to the recognition of goodwill as required by paragraph 51.b. of SFAS 141, disclosure of the amount assigned to each major intangible asset class as required by paragraph 52.a.(1) of SFAS 141 and disclosure of the gross carrying amount and accumulated amortization, in total by major intangible asset class for each period presented as required by paragraph 45.a.(1) of SFAS 142.
Form 10-Q for Fiscal Quarter Ended June 30, 2007
13. Please address the comments above as applicable.
RESPONSE:
We have amended our 2006 Annual Report on Form 10-K as indicated above. Further, we reviewed each of the comments to determine if any would also require amendment to our Form 10-Q for Fiscal Quarter Ended June 30, 2007. The only comments which we believe could warrant amendment to the Form 10-Q are comments 3 and 4 related to our computations and discussion of consolidated cash flow operating metrics. We will expand our MD&A disclosures in future quarterly filings in response to the staff’s comments related to our consolidated cash flow operating metrics.
During the course of preparing our Proxy Statement for our Annual Meeting of Stockholders scheduled for November 12, 2007 and in responding to the staff’s comments above, we also noted a number of additional typographical and clerical errors in the original 10-K filing which we have corrected in the attached Form 10-K/A. All such corrections are marked in the attachment for the staff’s convenience ease of identification. Pages with such edits include pages 35, 73, 93, 110, 128, 133, 134 and 135.
In connection with this response to the staff’s comments, the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (480) 350-1142 or Karen McGinnis, Chief Accounting Officer, at (480) 333-3074 if you have any additional questions or would like additional information.
Sincerely,
Stanley Laybourne
Chief Financial Officer, Secretary and Treasurer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Mark One)

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number: 0-25092
INSIGHT ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	86-0766246 (IRS Employer Identification No.)
1305 West Auto Drive, Tempe, Arizona 85284
(Address of principal executive offices, Zip Code)
Registrant’s telephone number, including area code: (480) 902-1001
Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common stock, par value $0.01	NASDAQ
(Title of Class)
     Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐                     No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐                    No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                     No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑                     Accelerated Filer ☐                    Non-accelerated Filer ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                    No ☑
     The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based upon the closing price of the Registrant’s common stock as reported on The Nasdaq Global Select Market on June 29, 2007, the last business day of the Registrant’s most recently completed second fiscal quarter, was $1,090,737,456.
     The number of issued and outstanding shares of the Registrant’s common stock on June 29, 2007 was 49,100,749.

INSIGHT ENTERPRISES, INC.
     The tables below reflect the effect of the restatement adjustments on our 2003 and 2002 Statements of Earnings (in thousands, except per share data):

Year Ended December 31, 2003
Discontinued
As Reported	Operations(B)	Adjustments	As Restated
Net sales	$2,886,047	$(76,257)	$—	$2,809,790
Costs of goods sold	2,546,586	(54,913)	—	2,491,673

Gross profit	339,461	(21,344)	318,117
Operating expenses:
Selling and administrative expenses	279,539	(4,911)	3,654	(A)	278,282
Severance and restructuring expenses	3,465	—	—	3,465
Reductions in liabilities assumed in a previous acquisition	(2,504)	—	—	(2,504)

Earnings from operations	58,961	(16,433)	(3,654)	38,874
Non-operating (income) expense:
Interest income	(833)	—	—	(833)
Interest expense	2,608	—	—	2,608
Net foreign currency exchange loss	398	—	—	398
Other expense, net	2,074	(394)	—	1,680

Earnings from continuing operations before income taxes	54,714	(16,039)	(3,654)	35,021
Income tax expense	18,952	(5,880)	(1,579)	11,493

Net earnings from continuing operations	35,762	(10,159)	(2,075)	23,528
Net earnings from discontinued operation	1,992	10,159	(554)	11,597

Net earnings	$37,754	$—	$(2,629)	$35,125

Net earnings per share — Basic:
Net earnings from continuing operations	$0.77	$(0.22)	$(0.04)	$0.51
Net earnings from discontinued operation	0.05	0.22	(0.02)	0.25

Net earnings per share	$0.82	$—	$(0.06)	$0.76

Net earnings per share — Diluted:
Net earnings from continuing operations	$0.76	$(0.22)	$(0.04)	$0.50
Net earnings from discontinued operation	0.05	0.22	(0.02)	0.25

Net earnings per share	$0.81	$—	$(0.06)	$0.75

Shares used in per share calculations:
Basic	46,315	—	—	46,315

Diluted	46,885	—	(304)	46,581

(A)	Adjustment for stock-based compensation expense pursuant to APB No. 25 and the associated income tax benefit.

(B)	Adjustment to reclassify the operations of Direct Alliance to discontinued operations as described in Note 11.

INSIGHT ENTERPRISES, INC.
Valuation of Long-Lived Assets Including Purchased Intangible Assets and Goodwill
     We review property, plant and equipment and purchased intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) and compares the fair value to the carrying value. If the carrying value exceeds the fair value, an impairment loss is recognized for the difference. This approach uses our estimates of future market growth, forecasted net sales and costs, expected periods the assets will be utilized, and appropriate discount rates.
     Annually, during the fourth quarter of each year, we assess whether goodwill is impaired. Upon determining the existence of goodwill impairment, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole. Determining the fair value of reporting units, as well as identifiable assets and liabilities, uses our estimates of market capitalization allocation, future market growth, forecasted sales and costs and appropriate discount rates. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the book value of goodwill has been impaired. Based on impairment tests performed, there was no impairment of goodwill during the years ended December 31, 2006, 2005 or 2004.
     We identify potential impairment of goodwill through our strategic reviews of our reporting units and operations performed in conjunction with restructuring actions. Deterioration of our business in a geographic region or within a reporting unit in the future could lead to impairment adjustments as such issues are identified.
Severance and Restructuring Activities
     We have engaged, and may continue to engage, in severance and restructuring activities which require us to utilize significant estimates related primarily to employee termination benefits, estimated costs to terminate leases or remaining lease commitments on unused facilities, net of estimated subleases. Should the actual amounts differ from our estimates, adjustments to severance and restructuring expenses in subsequent periods would be necessary. We do not currently expect the remaining estimates at December 31, 2006 to increase in the future; however, if we are successful in negotiating early terminations of these leases, the remaining estimates may decrease. A detailed description of our severance, restructuring and acquisition integration activities and remaining accruals for these activities at December 31, 2006 can be found in Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this report.
Taxes on Earnings
     Our effective tax rate includes the effect of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be reinvested indefinitely outside the U.S. Earnings remittance amounts are planned based on the projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Material changes in our estimates of cash, working capital and long-term investment requirements could affect our effective tax rate.
     We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider past operating results, future market growth, forecasted earnings, historical and projected taxable income, the mix of earnings in the jurisdictions in which we operate, prudent and feasible tax planning strategies and statutory tax law changes in determining the need for a valuation allowance. If we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed. However, the reversal of a valuation allowance established in purchase accounting upon the acquisition of Software Spectrum would result in a reduction of goodwill as opposed to a benefit to earnings. Additional information about the valuation allowance can be found in Note 11 to the Consolidated Financial Statements in Part II, Item 8 of this report.
Contingencies
     From time to time, we are subject to potential claims and assessments from third parties. We are also subject to various governmental, client and vendor audits. We continually assess whether or not such claims have merit and warrant accrual under the “probable and estimable” criteria of SFAS No. 5, “Accounting for Contingencies.” Where appropriate, we accrue estimates of anticipated liabilities in the consolidated financial statements. Such estimates are subject to change and may affect our results

INSIGHT ENTERPRISES, INC.
Microsoft enterprise software agreement renewals, favorable collection experience, which enabled us to record reductions in the reserve for vendor receivables, and increases in sales of services, which generate higher gross margins. These increases were offset partially by decreases in freight margins and decreases in product margin, which includes vendor funding. Gross profit per average number of account executives in North America increased to $320,000 for the year ended December 31, 2006 compared to $290,000 for the year ended December 31, 2005.
     EMEA’s gross profit increased for the year ended December 31, 2006 by 50% to $95.2 million from $63.4 million for the year ended December 31, 2005. As a percentage of net sales, gross profit decreased to 13.4% for the year ended December 31, 2006 from 13.5% for the year ended December 31, 2005. The decrease in gross margin is due primarily to decreases in product margin, which includes vendor funding, and decreases in freight margins. These decreases in gross margin were offset partially by higher agency fees for Microsoft enterprise software agreement renewals. Gross profit per average number of account executives in EMEA increased to $257,000 for the year ended December 31, 2006 compared to $238,000 for the year ended December 31, 2005.
     APAC reported a gross profit of $4.9 million for the year ended December 31, 2006. As a percentage of net sales, gross profit was 16.4% for the year ended December 31, 2006.
     Operating Expenses.
     Selling and Administrative Expenses. Selling and administrative expenses increased to $374.5 million for the year ended December 31, 2006 from $284.7 million for the year ended December 31, 2005 and increased as a percent of net sales to 9.8% for the year ended December 31, 2006 from 8.9% for the year ended December 31, 2005. Selling and administrative expenses as a percent of net sales by operating segment for the years ended December 31, 2006 and 2005 were as follows (in thousands):

		% of Net		% of Net
	2006*	Sales	2005*	Sales
			As Restated (1)
North America	$293,030	9.5%	$233,892	8.6%
EMEA	77,701	10.9%	50,790	10.8%
APAC	3,792	12.7%	—	—

Consolidated	$374,523	9.8%	$284,682	8.9%

*	Corporate charges of $306,000 and $694,000 previously allocated to our discontinued operation, Direct Alliance, for the year ended December 31, 2006 and 2005, respectively, have been reallocated to our North America operating segment.

(1)	See Note 2 “Restatement of Consolidated Financial Statements” in Part II, Item 8.
     North America’s selling and administrative expenses increased for the year ended December 31, 2006 by 25% to $293.0 million from $233.9 million for the year ended December 31, 2005. As a percentage of net sales, selling and administrative expenses increased to 9.5% for the year ended December 31, 2006 from 8.6% for the year ended December 31, 2005. The increase in selling and administrative expenses is primarily attributable to:

•	Salaries and wages, employee-related expenses and contract labor increased approximately $48 million due to increases in expenses related to the acquired business, increases in stock-based compensation expense, increases in sales incentive programs and increases in bonus expenses due to increased overall financial performance. Stock-based compensation expense of $11.6 million and $778,000 is included in North America’s selling and administrative expenses for the year ended December 31, 2006 and 2005, respectively;

•	Depreciation increased approximately $3.9 million, primarily as a result of $2.9 million of accelerated depreciation during 2006 related to portions of our current operating system that will not be utilized after our upgrade to mySAP;

•	Amortization of intangible assets acquired with the acquisition of Software Spectrum in September 2006 was approximately $2.3 million in 2006;

•	Professional fees increased by approximately $1.6 million associated with the review of historical stock option practices in 2006; and

•	Other integration-related expenses, such as travel, legal and accounting fees, also experienced increases in 2006.
     EMEA’s selling and administrative expenses increased 53% to $77.7 million for the year ended December 31, 2006 from $50.8 million for the year ended December 31, 2005. As a percentage of net sales, selling and administrative expenses

INSIGHT ENTERPRISES, INC.
increased to 10.9% for the year ended December 31, 2006 from 10.8% for the year ended December 31, 2005. The increase in selling and administrative expenses is primarily attributable to:

•	Salaries and wages, employee-related expenses and contract labor increased approximately $18.3 million due to increases in expenses related to the acquired business, increases in stock-based compensation expense, increases in sales incentive programs and increases in bonus expenses due to increased overall financial performance. Stock-based compensation expense of $1.1 million is included in EMEA’s selling and administrative expenses for the year ended December 31, 2006. No stock-based compensation expense was recorded for EMEA in 2005;

•	Depreciation increased approximately $1.2 million, primarily as a result of increases in facility costs related to our new London office;

•	Amortization of intangible assets acquired with the acquisition of Software Spectrum in September 2006 was approximately $1.3 million in 2006; and

•	Other integration-related expenses, such as travel, legal and accounting fees, also experienced increases in 2006;
     These increases were offset partially by the effect of higher net sales and a property tax rebate of approximately $1.0 million recorded during the year ended December 31, 2006.
     APAC’s selling and administrative expenses were $3.8 million for the year ended December 31, 2006. Stock-based compensation expense of $12,000 is included in APAC’s selling and administrative expenses for the year ended December 31, 2006.
     Severance and Restructuring Expenses. During the year ended December 31, 2006, North America and EMEA recorded severance expense of $508,000 and $221,000, respectively, associated with the elimination of Insight positions as part of our integration and expense reduction plans. During the year ended December 31, 2005, EMEA moved into a new facility and recorded restructuring costs of $6.9 million for the remaining lease obligations on the previous lease and $1.0 million for duplicate rent expense for the new facility for the last half of 2005. Also, during 2005, North America and EMEA recorded severance and restructuring expenses of $3.7 million and $414,000, respectively, for severance attributable to the elimination of 89 positions, primarily in support and management. See Note 9 to Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of severance and restructuring activities.
     Reductions in Liabilities Assumed in Previous Acquisition. During the year ended December 31, 2005, EMEA settled certain liabilities assumed in a previous acquisition for $664,000 less than the amounts originally recorded. See Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion.
     Interest Income. Interest income of $4.4 million and $3.4 million for the year ended December 31, 2006 and 2005, respectively, was generated through short-term investments. The increase in interest income is due to a generally higher level of cash available to be invested in short-term investments and increases in interest rates earned on those investments during the year ended December 31, 2006.
     Interest Expense. Interest expense of $6.8 million and $1.9 million for the year ended December 31, 2006 and 2005, respectively, primarily relates to borrowings under our financing facilities. The increase in interest expense is due to increased borrowings outstanding in the year ended December 31, 2006 due to the acquisition of Software Spectrum in September 2006 and increases in interest rates.
     Net Foreign Currency Exchange Gain (Loss). Net foreign currency exchange gain was $1.1 million for the year ended December 31, 2006 compared to a net foreign currency exchange loss of $72,000 for the year ended December 31, 2005. These amounts consist primarily of foreign currency transaction gains or losses for intercompany balances that are not considered long-term in nature.
     Other (Income) Expense, Net. Other income, net, was $39,000 for the year ended December 31, 2006 compared to other expense, net of $782,000 for the year ended December 31, 2005. These amounts consist primarily of bank fees associated with our financing facilities and cash management and the amortization of deferred financing fees.
     Income Tax Expense. Our effective tax rates for continuing operations for the years ended December 31, 2006 and 2005 were 35.3% and 39.3%, respectively. Our effective tax rate for the year ended December 31, 2006 was lower than for the year ended December 31, 2005 primarily due to a benefit recognized during the year ended December 31, 2006 for the reversal of accrued income taxes of $1.4 million resulting from the determination that a reserve previously recorded for potential tax exposures was no longer necessary and to several tax planning initiatives as well as the change in the percentage

INSIGHT ENTERPRISES, INC.
     Our consolidated cash flow operating metrics for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Days sales outstanding in ending accounts receivable (“DSOs”)(a)	94	54	54
Inventory turns (excluding inventories not available for sale) (b)	30	26	29
Days purchases outstanding in ending accounts payable (“DPOs”) (c)	66	24	29

(a)	Calculated as the balance of Accounts receivable, net at the end of the year divided by daily Net sales. Daily Net sales is calculated as Net sales divided by 360 days.

(b)	Calculated as Costs of goods sold divided by average inventories. Average inventories is calculated as the sum of the balances of beginning Inventories plus ending Inventories divided by two.

(c)	Calculated as the balances of Accounts payable plus Inventories financing facility at the end of the year divided by daily Costs of goods sold. Daily Costs of goods sold is calculated as Costs of goods sold divided by 360 days.

     The increase in DSOs and in DPOs from the year ended December 31, 2006 is due primarily to including Software Spectrum sales from only September 7, 2006. Increases in DSOs and in DPOs also resulted from the difference in Software Spectrum’s client base. Software Spectrum’s clients are predominantly larger enterprises with negotiated longer payment terms than Insight’s typical historical SMB client base. Further, expansion into differing foreign jurisdictions has impacted these metrics due to typical business practices in the respective countries. The increase in inventory turns is primarily due to the fact that Software Spectrum operations require very little inventory. The $31.1 million of inventories not available for sale at December 31, 2006 represents inventories segregated pursuant to binding client contracts, which will be recorded as net sales when the criteria for sales recognition are met.
     Assuming sales continue to increase in the future, we expect that cash flow from operations will be used, at least partially, to fund working capital as we typically pay our suppliers on average terms that are shorter than the average terms granted to our clients in order to take advantage of supplier discounts.
     Net cash used in investing activities. Cash flows used in investing activities for the year ended December 31, 2006 and 2005 were $309.9 million and $8.5 million, respectively. During the year ended December 31, 2006, we received $46.3 million for the sale of Direct Alliance and used $321.2 million, net of cash acquired of $30.3 million, to acquire Software Spectrum. In January 2005, we received $26.5 million owed to us by an underwriter related to the 2004 sale of our investment in PlusNet, a discontinued operation. Capital expenditures of $35.0 million for the year ended December 31, 2006 primarily related to investments to upgrade our IT systems to mySAP, including capitalized costs of software developed for internal use, IT equipment and software licenses. Capital expenditures for the year ended December 31, 2005 of $35.0 million primarily related to capitalized costs of software developed for internal use, the purchase of a previously leased office facility, leasehold improvements primarily in our Illinois distribution center and in Insight UK’s London facility and computer equipment. Capital expenditures for the year ended December 31, 2004 of $16.9 million primarily related to software, computer equipment and capitalized costs of software developed for internal use. Capital expenditures in 2004 were offset by proceeds from the sale of a discontinued operation and proceeds from the sale of a building. See Note 19 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion about our discontinued operations. We expect total capital expenditures in 2007 to be between $30.0 million and $35.0 million.
     Net cash provided by financing activities. Cash flows provided by financing activities for the year ended December 31, 2006 and 2005 were $242.7 million and $2.1 million, respectively. During the year ended December 31, 2006, the acquisition of Software Spectrum was partially financed by new term loan borrowings of $75.0 million under our amended and restated credit facility and $173.0 million under our amended accounts receivables securitization financing facility. During the year ended December 31, 2005, cash was provided by borrowings on our short-term financing facility and our line of credit and by cash received from common stock issuances as a result of stock option exercises. Cash was primarily used to make repayments on our short-term financing facility and to repurchase shares of our common stock.
     In January 2006, our Board of Directors approved a stock repurchase program that allows us to purchase up to an additional $50.0 million of our common stock; however, no repurchases under this program were made during the year ended December 31, 2006.
     We anticipate that cash flow from operations, together with the funds available under our financing facilities, will be adequate to support our presently anticipated cash and working capital requirements for operations over the next twelve months. Additionally, we expect to use any excess cash primarily to reduce outstanding debt incurred in connection with the acquisition of Software Spectrum.
     Cash and cash equivalents held by foreign subsidiaries are generally subject to U.S. income taxation on repatriation to the U.S. We do not provide for U.S. income taxes on the undistributed earnings of foreign subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely outside of the U.S. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested outside of the U.S. were $3.5 million at December 31, 2006.
     As part of our long-term growth strategy, we intend to consider acquisition opportunities from time to time, which may require additional debt or equity financing.

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The following weighted-average outstanding stock options during the year ended December 31, 2006 were not included in the diluted EPS calculations because the exercise prices of these options were greater than the average market price of our common stock during the respective periods (in thousands):

	Years Ended December 31,
	2006	2005	2004
Weighted-average outstanding stock options having no dilutive effect	3,293	3,938	4,552

Reclassifications
     Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation.
Recently Issued Accounting Standards
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 will have a material effect on our consolidated financial statements and disclosures.
     In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” (“EITF No. 06-3”) that, for periods beginning after December 15, 2006, entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of EITF No. 06-3 would include taxes that are imposed concurrent with or subsequent to a revenue transaction between a seller and a customer. EITF No. 06-3 will not affect the method that we employ to present sales taxes in our consolidated financial statements, as we currently present sales net of taxes, and we anticipate that we will continue to do so in the future.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 applies to all entities subject to income taxes and covers all tax positions accounted for in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation will require that we recognize the effect of a tax position in our consolidated financial statements if there is a greater likelihood than not of the position being sustained upon audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have determined that there will not be a material adjustment to beginning retained earnings as a result of the implementation of FIN 48 in the first quarter of 2007.
     On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” or FSP FIN 48-1, which amends FIN 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1, a tax position is considered to be effectively settled if the taxing authority completed its examination, the company does not plan to appeal, and it is remote that the taxing authority would reexamine the tax position in the future.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are in the process of determining the effect that the adoption of SFAS No. 157 will have on our consolidated financial statements and disclosures.

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
amount equal to the excess. The results of the 2006, 2005 and 2004 annual assessments indicated that goodwill was not impaired.
(7) Debt
     At December 31, 2006, our long-term debt consists of the following (in thousands):

December 31,
2006
Term loan	$71,250
Accounts receivable securitization financing facility	168,000

Total	239,250
Less: current portion of term loan	(15,000)

Long-term debt	$224,250

     On September 7, 2006, we entered into a credit agreement with various financial institutions that provides new credit facilities of up to $150,000,000 to finance in part the acquisition of Software Spectrum and for general corporate purposes. The credit facilities are composed of a five-year revolving credit facility in the amount of $75,000,000 and a five-year term loan facility in the amount of $75,000,000. Additionally, we amended our accounts receivable securitization financing facility to increase the maximum funding under the facility from $200,000,000 to $225,000,000 and extend its maturity through September 7, 2009. The $71,250,000 outstanding under the five-year term loan facility is payable in quarterly installments through September 2011. Amounts outstanding under the term loan bear interest at a floating rate equal to the London Interbank Offered Rate (“LIBOR”) plus a spread of 0.625% to 1.375% (6.48% at December 31, 2006). In conjunction with the acquisition, no amounts were borrowed under the revolving credit facility. Deferred financing fees of $1,552,000 were capitalized in conjunction with the amendment to the credit facility to finance the acquisition. Such fees are being amortized to interest expense over the five-year term of the term loan facility using the effective interest method.
     At December 31, 2006, $15,000,000 was outstanding under our $75,000,000 revolving line of credit. Amounts outstanding under the revolving line of credit bear interest, at our option, at the prime rate or a floating rate equal to a LIBOR based rate plus a rate advance fee of 0.625% to 1.375% depending on the level of our leverage ratio (8.25% and 6.48% per annum, respectively, at December 31, 2006). In addition, we pay a commitment fee of 0.225% on the unused portion of the line. Because we generally use this line for short-term borrowing needs, our borrowings are generally at the prime rate and amounts outstanding are recorded as current liabilities. The credit facility expires on September 7, 2009. At December 31, 2006, $60,000,000 was available under the line of credit. The revolving line of credit also has a feature which allows us to increase the availability on the line of credit by $37,500,000, upon request. We do not pay any fees on the increased availability under the line until we activate the additional credit.
     We have an agreement to sell receivables periodically to a special purpose accounts receivable and financing entity (the “SPE”), which is exclusively engaged in purchasing receivables from us. The SPE is a wholly-owned, bankruptcy-remote entity that we have included in our consolidated financial statements. The SPE funds its purchases by selling undivided interests in up to $225,000,000 of eligible trade accounts receivable to a multi-seller conduit administered by an independent financial institution. The sales to the conduit do not qualify for sale treatment under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” as we maintain effective control over the receivables that are sold. Accordingly, the receivables remain recorded on our consolidated balance sheets. At December 31, 2006, the SPE owned $397,123,000 of receivables recorded at fair value and included in our consolidated balance sheet, of which $215,307,000 was eligible for funding. The financing facility expires September 7, 2009. Interest is payable monthly, and the interest rate at December 31, 2006 on borrowed funds was 6.00% per annum, including the 0.65% commitment fee on the total $225,000,000 facility. We also pay a 0.25% usage fee on the unused balance. During the years ended December 31, 2006 and 2005, our weighted average interest rate per annum and weighted average borrowings under the facility were 5.7% and $63,948,000 and 3.7% and $23,658,000, respectively. At December 31, 2006, $168,000,000 was outstanding and $47,307,000 was available under the facility.
     Our financing facilities contain various covenants, including the requirement that we comply with leverage and minimum fixed charge ratio requirements. In addition, our credit facilities prohibit the payment of cash dividends without the lenders’ consent and the requirement that we provide annual and quarterly financial information. The annual information is reported on by our independent registered public accounting firm to the lenders within a certain time period after the annual period end. If we fail to comply with these covenants, the lenders would be able to demand payment within a specified period of time. Because we were not current with our reporting obligations under the Securities Exchange Act beginning on

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
September 30, 2006 and ending on July 26, 2007, we would have been in violation of our financial reporting covenants had we not obtained agreements from our lenders regarding the delivery of substitute financial information to them. The agreements with our lenders waived our obligation to provide the filed reports and waived any events of default occurring under the facility as a result of our failure to comply with the financial reporting covenants. We intend to provide all late reports and current financial statements to our lenders upon becoming current in our filings.
(8) Leases
     We have several non-cancelable operating leases with third parties, primarily for administrative and distribution center space and computer equipment. Our facilities leases generally provide for periodic rent increases and many contain escalation clauses and renewal options. We recognize rent expense on a straight-line basis over the length of the lease term. Rental expense for these third-party operating leases was $9,491,000, $7,267,000 and $7,950,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in selling and administrative expenses in the consolidated statement of earnings.
     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2006 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2007	$13,227
2008	12,142
2009	10,254
2010	9,217
2011	5,904
Thereafter	15,316

Total minimum lease payments	$66,060

(9) Restructuring and Acquisition Integration Activities
Acquisition-Related Cost Capitalized in 2006 as a Cost of Acquisition of Software Spectrum
     We recorded $9,738,000 of employee termination benefits and $1,676,000 of facility based costs in connection with the integration of Software Spectrum. These costs were accounted for under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with Purchase Business Combinations,” and were based on the integration plans that have been committed to by management. Accordingly, these costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Software Spectrum.
     The employee termination benefits relate to severance payments for Software Spectrum teammates in North America and EMEA who have been or will be terminated in connection with integration plans. The facilities based costs relate to future lease payments or lease termination costs associated with vacating Software Spectrum facilities in EMEA.
     The following table details the changes in these liabilities during the year ended December 31, 2006 (in thousands):

	North America	EMEA	Consolidated
Acquisition-related costs	$1,728	$9,686	$11,414
Foreign currency translation adjustments	—	337	337
Cash payments	(731)	(495)	(1,226)

Balance at December 31, 2006	$997	$9,528	$10,525

Severance and Restructuring Costs Expensed in 2006
     During the year ended December 31, 2006, North America and EMEA recorded severance expense of $508,000 and $221,000, respectively, associated with the elimination of Insight positions as part of our Software Spectrum integration plan and expense reduction plans. Of these amounts, cash payments of $508,000 and $221,000 were made in North America and EMEA, respectively.
Severance and Restructuring Costs Expensed in 2005
     During the year ended December 31, 2005, Insight UK moved into a new facility and recorded restructuring costs of $7,458,000, of which $6,447,000 represented the present value of the remaining lease obligations on the previous lease and

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The following table summarizes the change in the valuation allowance (in thousands):

	December 31,
	2006	2005
Valuation allowance at beginning of year	$8,251	$9,084
Debited (credited) to income tax expense	222	173
Valuation allowances on opening balance sheet of Software Spectrum	9,941	—
Foreign currency translation adjustments	1,416	(1,006)

Valuation allowance at end of year	$19,830	$8,251

     Tax benefits of $390,000, $1,161,000 and $3,956,000 in the years ended December 31, 2006, 2005 and 2004, respectively, related to the exercise of employee stock options and other employee stock programs were applied to stockholders’ equity.
     Various taxing jurisdictions are examining our tax returns for various tax years. Although the outcome of tax audits cannot be predicted with certainty, management believes the ultimate resolution of these examinations will not result in a material adverse effect to the Company’s financial position or results of operations.
(12) Benefit Plans
     We have adopted a defined contribution benefit plan (the “Defined Contribution Plan”) which complies with section 401(k) of the Internal Revenue Code. We currently match 25% of the employees’ pre-tax contributions up to a maximum of 6% of eligible compensation per pay period. During the year, the termination of all Direct Alliance participants constituted a partial plan termination in which all Direct Alliance participants were fully vested in all company match amounts. The acquisition of Software Spectrum resulted in approximately 800 new employees that are eligible for the Defined Contribution Plan. Contribution expense under this plan, including amounts recorded in discontinued operations, was $2,230,000, $1,467,000 and $1,459,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
(13) Stockholder Rights Agreement
     On December 14, 1998, each stockholder of record received one Preferred Share Purchase Right (“Right”) for each outstanding share of common stock owned. Each Right entitles stockholders to buy .00148 of a share of our Series A Preferred Stock at an exercise price of $88.88. The Rights will be exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. However, should this occur, the Right will entitle its holder to purchase, at the Right’s exercise price, a number of shares of common stock having a market value at the time of twice the Right’s exercise price. Rights held by the 15% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction after a person acquires 15% or more of the our common stock, each Right will entitle its holder to purchase at the Right’s then current exercise price a number of the acquiring company’s common shares having a market value at the time of twice the Right’s exercise price.
(14) Commitments and Contingencies
Contractual
     We have entered into a sponsorship agreement through 2013 with the Valley of the Sun Bowl Foundation, d/b/a Insight Bowl, which is the not-for-profit entity that conducts the Insight Bowl post-season intercollegiate football game. We have committed to pay an aggregate amount of approximately $9,650,000 over the next eight years for sponsorship arrangements, ticket purchases and miscellaneous expenses.
     We have committed to pay the Arizona Cardinals an aggregate of approximately $9,900,000 over the next ten years for advertising and marketing events at the University of Phoenix stadium, the home of the Arizona Cardinals.
     We have entered into a transition services agreement with Level 3 Communications, Inc. (“Level 3”) related to our acquisition of Software Spectrum. We have committed to pay an aggregate amount of approximately $1,000,000 during 2007 as part of the physical separation of Software Spectrum’s IT environment from Level 3.
     In July 2007 we signed a Statement of Work with Wipro Limited to assist us in integrating our hardware, services and software distribution operations in US, Canada, EMEA and APAC on mySAP. We have committed to pay Wipro an

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Balance at
	Beginning of			Balance at
	Period	Additions	Deductions	End of Period
Allowance for sales returns:
Year ended December 31, 2006	$312	$95	$(175)	$232

Year ended December 31, 2005	$434	$112	$(234)	$312

Year ended December 31, 2004	$543	$117	$(226)	$434

*	Includes $7,206,000 resulting from Software Spectrum acquisition.
(16) Segment and Geographic Information
     Beginning in the fourth quarter of 2006, we operate in three geographic operating segments: North America; EMEA; and APAC. To the extent applicable, prior period information disclosed in this report by operating segment has been revised to conform to the current period presentation. Currently, our offerings in North America and the United Kingdom include brand-name IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC currently only include software and select software-related services. We have not disclosed net sales amounts by product or service type for the years ended December 31, 2006, 2005 and 2004, as it is impracticable for us to do so.
     SFAS No. 131 requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major clients. The method for determining what information to report under SFAS No. 131 is based upon the “management approach,” or the way that management organizes the operating segments within a company, for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources. Our CODM is our Chief Executive Officer.
     All intercompany transactions are eliminated upon consolidation, and there are no differences between the accounting policies used to measure profit and loss for our segments and on a consolidated basis. Net sales are defined as net sales to external clients. None of our clients exceeded ten percent of consolidated net sales for the year ended December 31, 2006.
     A portion of our operating segments’ selling and administrative expenses arise from shared services and infrastructure that we have historically provided to them in order to realize economies of scale and to efficiently use resources. These expenses, collectively identified as corporate charges, include senior management expenses, legal, tax, insurance services, treasury and other corporate infrastructure expenses. Charges are allocated to our operating segments, and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the operating segments. Corporate charges of $306,000, $694,000 and $646,000 for the years ended December 31, 2006, 2005 and 2004, respectively, previously allocated to our discontinued operation, Direct Alliance, have been reallocated to our North America segment.

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(18) Acquisition
     On September 7, 2006, we completed our acquisition of Software Spectrum for a cash purchase price of $287,000,000 plus working capital of $64,380,000, which included cash acquired of $30,285,000. Consistent with our strategy to transform Insight from an IT products provider to an IT solutions provider, our acquisition of Software Spectrum enhanced our clients value proposition in many ways, such as:

•	augmenting our solution capabilities, particularly relative to software lifecycle management;

•	expanding our penetration within profitable categories, most notably software and services; and

•	increasing our global presence through expansion in EMEA and APAC.

     The following table summarizes the purchase price and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Purchase price paid as:
Cash, net of cash acquired		$103,380
Borrowings on lines of credit		248,000
Acquisition costs		4,100

Total purchase price		355,480
Fair value of net assets acquired:
Current assets	$284,864
Identifiable intangible assets – see description below.	89,700
Property and equipment	8,265
Other assets	19,825
Current liabilities	(225,086)
Long-term liabilities	(29,509)

Total fair value of net assets acquired		148,059

Excess purchase price over fair value of net assets acquired (“goodwill”)		$207,421

     Under the purchase method of accounting, the purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over fair value of net assets acquired was recorded as goodwill. We may accrue additional charges in connection with the integration of Software Spectrum, but the amounts cannot be reasonably estimated at present.
     The estimated values of current assets and liabilities were based upon their historical costs on the date of acquisition due to their short-term nature. Property and equipment were also estimated based upon historical costs as they most closely approximated fair value. The estimated value of deferred revenue was based upon the guidance in EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree,” and was calculated as the estimated cost to fulfill the contractual obligations acquired under various customer contracts plus a fair value profit margin. Of the total acquired deferred revenue, approximately $327,000 will result in future cash flows as the majority of these contracts were prepaid when consummated in the pre-acquisition period.
     Identified intangible assets acquired in the acquisition of Software Spectrum totaled $89,700,000 and consist of the following (in thousands):

Customer relationships	$86,100
Acquired technology related assets	1,700
Non-compete agreements	200
Trade name	1,700

89,700
Accumulated amortization	(3,811)
Foreign currency translation adjustments	1,040

Intangible assets, net at December 31, 2006	$86,929

     Amortization is provided using the straight-line method over the following estimated economic lives of the intangible assets:

Estimated Economic Life
Customer relationships	10 years
Acquired technology related assets	5 years
Non-compete agreements	1 year
Trade name	7 months
     Amortization expense recognized for the period from the acquisition date through December 31, 2006 was $3,811,000. Future amortization expense is as follows (in thousands):

Years Ending December 31,	Amortization Expense
2007	$9,838
2008	9,024
2009	9,024
2010	9,024
2011	8,938
Thereafter	40,041

Total amortization expense	$85,889

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
     The following table presents balance sheet information as of June 30, and March 31, 2006, respectively, and September 30, June 30, and March 31, 2005, respectively, as restated from previously reported information filed in the Company’s Form 10-Q’s, as a result of the restatement of our financial results discussed in Note 2 “Restatement of Consolidated Financial Statements” (in thousands):

	June 30, 2006				March 31, 2006
	As Reported	Adjustments		As Restated	As Reported	Adjustments		As Restated
ASSETS
Current Assets:
Cash and cash equivalents	$138,252	$—		$138,252	$82,837	$—		$82,837
Accounts receivable, net	429,978	—		429,978	419,431	—		419,431
Inventories	91,549	—		91,549	93,836	—		93,836
Inventories not available for sale	21,800	—		21,800	25,207	—		25,207
Deferred income taxes	22,688	—		22,688	22,822	—		22,822
Other current assets	8,601	—		8,601	7,673	—		7,673

Total current assets	712,868	—		712,868	651,806	—		651,806

Property and equipment	110,622	—		110,622	138,427	—		138,427
Buildings held for sale	19,151	—		19,151	—	—		—
Goodwill	87,404	—		87,404	87,095	—		87,095
Other assets	32	—		32	17	—		17

Total assets	$930,077	$—		$930,077	$877,345	$—		$877,345

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$185,718	$—		$185,718	$171,211	$—		$171,211
Accrued expenses and other current liabilities	71,694	419	(A)	72,113	66,982	419	(A)	67,401
Deferred revenue	23,887	—		23,887	23,741	—		23,741

Total current liabilities	281,299	419		281,718	261,934	419		262,353
Long-term deferred income taxes	16,499	(4,918	) (A)	11,581	20,375	(4,918	)(A)	15,457
Other long-term liabilities	327	—		327	196	—		196

Total liabilities	298,125	(4,499)		293,626	282,505	(4,499)		278,006

Stockholders’ equity:
Preferred stock	—	—		—	—	—		—
Common stock	483	—		483	483	—		483
Additional paid in capital	314,301	35,361	(A)	349,662	311,107	35,361	(A)	346,468
Retained earnings	292,414	(30,862	) (A)	261,552	266,533	(30,862	)(A)	235,671
Accumulated other comprehensive income- foreign currency translation adjustment	24,754	—		24,754	16,717	—		16,717

Total stockholders’ equity	631,952	4,499		636,451	594,840	4,499		599,339

Total liabilities and stockholders’ equity	$930,077	$—		$930,077	$877,345	$—		$877,345

(A)	Adjustment for stock-based compensation expense pursuant to APB No. 25 and the associated income tax benefit.

INSIGHT ENTERPRISES, INC.

(6)	Mr. Fenton is native of the United Kingdom. He is paid in British Pounds Sterling. The amounts above were determined by multiplying the average exchange rates applicable at March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 by the compensation earned during the quarter.
Grants of Plan-Based Awards
     The following table sets forth information regarding grants of plan-based awards made during the year ended December 31, 2006 to the named executive officers.

			Estimated Future Payouts Under Non			Estimated Future Payouts Under Equity
			Equity Incentive Plan Awards (1)			Incentive Plan Awards (2)
									All Other Stock	Grant Date
									Awards: Number	Fair Value of
Name and Principal	Grant	Approval	Threshold	Target	Maximum	Threshold	Target	Maximum	of Shares of Stock	Stock Awards
Position	Date	Date(3)	($)	($)	($)	(#)	(#)	(#)	or Units (#) (4)	(S/Sh)
Richard A. Fennessy	1/19/2006	12/14/2005	—	—	—	—	24,000	36,000	—	21.36
	1/19/2006	12/14/2005	—	—	—	—	—	—	16,000	21.36
	1/24/2006	12/14/2005	—	1,203,750	1,805,625	—	—	—	—	—

Stanley Laybourne	1/19/2006	12/14/2005	—	—	—	—	18,000	27,000	—	21.36
	1/19/2006	12/14/2005	—	—	—	—	—	—	12,000	21.36
	1/24/2006	12/14/2005	—	775,750	1,163,625	—	—	—	—	—

Mark T. McGrath	1/19/2006	12/14/2005	—	—	—	—	18,000	27,000	—	21.36
	1/19/2006	12/14/2005	—	—	—	—	—	—	12,000	21.36
	1/24/2006	12/14/2005	—	465,985	698,978	—	—	—	—	—

Stuart A. Fenton	1/19/2006	12/14/2005	—	—	—	—	13,000	19,500	—	21.36
	1/19/2006	12/14/2005	—	—	—	—		—	9,000	21.36
	1/24/2006	12/14/2005	—	189,446 (5)	274,903 (5)	—	—	—	—	—

Gary M. Glandon	1/19/2006	12/14/2005	—	—	—	—	9,000	13,500	—	21.36
	1/19/2006	12/14/2005	—	—	—	—	—	—	6,000	21.36
	1/24/2006	12/14/2005	—	144,450	199,342	—	—	—	—	—

(1)	Under the 2006 cash incentive compensation plan, Messrs. Fennessy, Laybourne, Fenton, McGrath and Glandon, earned cash incentive compensation based on achievement of financial objectives against targeted amounts for the Company or their respective business units, with payout varying with financial performance levels below and above target levels (awards were discretionary over or below specified levels). The target cash incentive amount was based on achievement of non-GAAP quarterly operating margin percentage, paid quarterly, on achievement of annual revenue growth, paid annually, and on the achievement of individual goals, paid annually. For Mr. Glandon only, a portion was also paid quarterly based on performance against quarterly performance goals. Additionally, for Mr. Fennessy only, the Nominating and Governance Committee of the Board annually evaluates Mr. Fennessy’s performance for the preceding year and, based on that review, the Compensation Committee, in its discretion, retains the right with respect to adjust his actual cash incentive compensation.

(2)	Pursuant to the 2006 performance-based equity-based incentive compensation program, grants of performance-based RSUs to Messrs. Fennessy, Laybourne, Fenton, McGrath and Glandon were also made in January 2006, and the number of actual RSUs ultimately awarded was determined by actual achievement of consolidated non-GAAP diluted EPS of the Company for the fiscal year ending December 31, 2006 against target consolidated non-GAAP diluted EPS. On the vest date, the RSUs converted to service-based RSUs and one-third of the RSUs vested, with the remainder vesting ratably over the following two years. All grants of RSUs were made under the 1998 LTIP.

(3)	On December 14, 2005, the Compensation Committee approved the number of RSUs to be granted to each executive officer subject to the reporting requirements of Section 16(a) of the Exchange Act on a date in January 2006 concurrent with the date upon which all other eligible employees were granted RSUs.

INSIGHT ENTERPRISES, INC.
     The table below outlines the potential payments to Mr. McGrath upon the occurrence of certain termination triggering events assuming a hypothetical effective date of termination of December 31, 2006:

		Stock Based
		Compensation
Triggering Event	Severance	Awards(1)	Benefits	Total
Involuntary Termination Without Cause or Voluntary Termination for Good Reason	$1,234,668	$—	$—	$1,234,668

Involuntary Termination — Change in Control	1,906,836	1,072,309	52,500	3,031,645

Disability	656,250	—	—	656,250

Death	656,250	—	—	656,250

(1)	This value represents the unamortized expense related to outstanding options and the unamortized expense related to outstanding RSUs and restricted stock awards at December 31, 2006.
Stuart A. Fenton.
(i)	effective date as of September 12, 2002, amended effective as of July 1, 2004;

(ii)	a term of employment that continues until terminated in accordance with the terms of the agreement;

(iii)	an annual salary of $370,400, increased to $419,000 effective January 1, 2007 (the amount is set in British Pounds Sterling and does not fluctuate with currency changes);

(iv)	eligibility for an incentive bonus, subject to achievement of performance criteria established by the Compensation Committee of the Board;

(v)	a grant of 50,000 options to purchase shares of the common stock of Insight shortly after the date Mr. Fenton commenced employment with the exercise price set as the closing price for the common stock of Insight on the date of grant. Half of the options vest three years from the date of grant and the other half vests five years from the date of grant;

(vi)	upon termination of employment for reasons other than those specifically defined in the agreement, we would be required to make a lump-sum payment in an amount equal to 165,000 GBP, less the amount paid in salary during the required statutory notice period; and

(vii)	the agreement also provides for non-disclosure by Mr. Fenton of our confidential information and includes covenants by Mr. Fenton not to compete with the Company for a period of twelve months following termination of employment and not to solicit the employees, suppliers and customers for a period of up to eighteen months following termination of employment.

INSIGHT ENTERPRISES, INC.
     The table below outlines the potential payments to Mr. Fenton upon the occurrence of certain termination triggering events assuming a hypothetical effective date of termination of December 31, 2006:

		Stock Based
		Compensation
Triggering Event	Severance	Awards(1)	Total
Termination	$419,000	$—	$419,000

Involuntary Termination — Change in Control	419,000	557,266	976,266

(1)	This value represents the unamortized expense related to outstanding options and the unamortized expense related to RSUs at December 31, 2006.

Gary M. Glandon.
(i)	effective as of January 12, 2007;

(ii)	a one-year initial term that automatically renews for a new one-year term each successive day after the start of the initial term;

(iii)	an annual base salary that may be adjusted from time to time in accordance with the procedures established by the Compensation Committee for salary adjustments to executives ($255,000 in 2007);

(iv)	eligibility for an annual incentive bonus, subject to achievement of performance criteria established by the Compensation Committee of the Board;

(v)	if Mr. Glandon’s employment is terminated “without cause,” or if he resigns with “good reason,” he will be entitled to a lump sum payment equal to his annual base salary for the remainder of the initial contract term or current renewal term of the contract and incentive compensation equal to (1) with respect to any incentive compensation plan with quarterly objectives, the sum of (i) a prorated bonus for the quarter in which the termination takes place and (ii) four times executive’s bonus for the last completed quarter, plus (2) with respect to any incentive compensation plan with annual objectives, a prorated bonus for the year in which the termination takes place;

(vi)	following a “change in control,” the agreement provides that if Mr. Glandon’s employment is terminated “without cause” or if Mr. Glandon terminates his employment for “good reason,” as these terms are defined in the agreement, prior to the expiration of 12 months following the change in control, Mr. Glandon will be entitled to receive a lump sum payment equal to his annual base salary for the remainder of the initial contract term or current renewal term of the contract and incentive compensation equal to (1) with respect to any incentive compensation plan with quarterly objectives, the sum of (i) a prorated bonus for the quarter in which the termination takes place and (ii) four times executive’s bonus for the last completed quarter, plus (2) with respect to any incentive compensation plan with annual objectives, a prorated bonus for the year in which the termination takes place;

(vii)	in the event of Mr. Glandon’s death, his estate will be entitled to his annual base salary for ninety days following the date of death in addition to incentive compensation equal to (1) with respect to any incentive compensation plan with quarterly objectives, the sum of (i) a prorated bonus for the quarter in which the termination takes place and (ii) the amount of incentive compensation for the last completed quarter prior to his death, plus (2) with respect to any incentive compensation plan with annual objectives, a prorated bonus for the year in which his death takes place;

(viii)	in the event of Mr. Glandon’s disability, he will be entitled to his annual base salary for ninety days following the date of the disability in addition to incentive compensation equal to (1) with respect to any incentive compensation plan with quarterly objectives, the sum of (i) a prorated bonus for the quarter in which the disability takes place and (ii) the amount of incentive compensation for the last completed quarter prior to his

INSIGHT ENTERPRISES, INC.

disability, plus (2) with respect to any incentive compensation plan with annual objectives, a prorated bonus for the year in which his disability takes place; and

(ix)	the agreement also provides for non-disclosure by Mr. Glandon of our confidential information and includes covenants by Mr. Glandon not to compete with Insight for a period of one year following termination of employment and not to solicit the employees, suppliers and customers for one year following termination of employment.
     The table below outlines the potential payments to Mr. Glandon upon the occurrence of certain termination triggering events assuming a hypothetical effective date of termination of December 31, 2006:

		Stock Based
		Compensation
Triggering Event	Severance	Awards(1)	Total
Involuntary Termination Without Cause or Voluntary Termination for Good Reason	$612,092	$—	$612,092

Involuntary Termination — Change in Control	618,348	437,526	1,055,874

Disability	385,376	—	385,376

Death	385,376	—	385,376

(1)	This value represents the unamortized expense related to outstanding options and the unamortized expense related to outstanding RSUs at December 31, 2006.